                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                  Schedule 13G

                      Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                             Wilmar Industries Inc.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)
                                   971426 10 1
                                  (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

CUSIP No. 971426 10 1
Schedule 13G

1
NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Dresdner Bank AG  13-2722082

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [  ]           (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

     Frankfurt, Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER             -0-
6 SHARED VOTING POWER           -0-
7 SOLE DISPOSITIVE POWER        -0-
8 SHARED DISPOSITIVE POWER      -0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,589,300

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.90%

12
TYPE OF REPORTING PERSON*

     BK, HC

Item 1(a) Name of Issuer:

     Wilmar Industries Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

            303 Harper Drive
            Moorsetown, NJ  08507

Item 2(a) Name of Person Filing:

            Dresdner Bank AG

Item 2(b) Address of Principal Business Office or, if none, Residence:

            Jurgen-Ponto-Platz 1
            60301 Frankfurt, Germany

Item 2(c) Citizenship:

            German Bank

Item 2(d) Title of Class of Securities:

            Common

Item 2(e) CUSIP Number:

            971426 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (g) [X] Parent Holding Company in accordance with Section 240.13d-1(b)(ii)(G) under the Securities Exchange Act of 1934. *See Exhibit A.

Item 4.  Ownership.

            See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            See Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

            Not Applicable.

Item 9. Notice of Dissolution of Group.

            Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Dr. Reinhard Pruesche

By /s/William L. Price
            William L. Price
            Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dresdner Bank AG

Dr. Reinhard Preusche                 May 8, 1998
            General Assistant Manager

By /s/ William L. Price
            William L. Price
            Attorney-in-Fact

EXHIBIT A

Dresdner Bank AG ("Dresdner") is an international banking organization headquartered in Frankfurt, Germany. Dresdner RCM Global Investors LLC ("Dresdner RCM"), a wholly owned subsidiary of Dresdner, is an investment adviser registered under Section 203of the Investment Advisers Act of 1940.

Dresdner has filed this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) under the Securities Exchange Act of 1934. Dresdner has beneficial ownership of the securities reported on this Schedule 13G only to the extent that Dresdner may be deemed to have beneficial ownership of securities deemed to be beneficially owned by Dresdner RCM.

Dresdner is responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning Dresdner contained therein.

DRESDNER BANK AG

Dr. Reinhard Pruesche                 May 8, 1998

By /s/ William L. Price
            William L. Price
            Attorney-in-Fact